[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page

Filing Document (2):                                 Report on Amendment No. 11
                                                                             --
Based on:                                            Article 27-25,  Paragraph 1 of the Securities and Exchange
                                                     Law
Filed with:                                          Director of Tokai Local Finance Bureau
Name (3):                                            Katsuaki Watanabe, President, Toyota Motor Corporation
Address or Location of Head Office (3):              1 Toyota-cho, Toyota City, Aichi Prefecture
Effective Date of Reporting Duty (4):                April 1, 2006
Filing Date:                                         April 7, 2006
Total Number of Submitter and Joint Holders
(persons):                                           8
Submitting Method (5):                               Jointly



I. Matters Regarding Issuing Company (6)

----------------------------------------------------------------------------------------------------------------
   Name of Issuing Company              Toyota Tsusho Corporation
----------------------------------------------------------------------------------------------------------------
   Company Code                         8015
----------------------------------------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
----------------------------------------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Nagoya
----------------------------------------------------------------------------------------------------------------
   Location of Head Office              9-8, Meieki 4-chome, Nakamura-ku, Nagoya Aichi Prefecture
----------------------------------------------------------------------------------------------------------------



II.  Matters Regarding Submitter

   1. Submitter (Bulk Holder)/1 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)

----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual

----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person

----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                August 27, 1937
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Katsuaki Watanabe
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
                                        Manufacture, sale, leasing and repair of motor vehicles, ships,
   Business Purposes                    aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact

----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Administration Department, Affiliated
   Person in Charge                     Companies Finance Division
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     0565-23-3770
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------

  Shares (shares)                               70,978,939                       -                          -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          -       G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          -       H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          -       I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                  J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                  K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                  L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M         70,978,939      N                -       O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which
  were Transferred through a          P                  -
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q         70,978,939
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held

----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        327,563,216
  (shares) (as of April 1, 2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         21.67
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         22.99
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
    Date           Kind of Stock, Etc.     Number       Acquisition /    Unit
                                                          Disposal       Price
--------------------------------------------------------------------------------
April 1, 2006    Shares of common stock   5,948,214    Acquisition       Merger
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition

----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)             4,895,056
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)     4,999,948
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                         Acquisition by merger                  5,948,214  shares
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          9,895,004
   (JPY1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of       Amount
            (Name of Branch)      Business     Representative                        Borrowing     (JPY1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   3. Submitter (Bulk Holder)/2 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyofuji Shipping Co., Ltd.
--------------------------------------------------------------------------------
   Address or Location of Head          33-3, Shinpo-cho, Tokai city, Aichi
   Office                               prefecture
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                April 1, 1964
--------------------------------------------------------------------------------
   Name of Representative               Kunio Komada
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
   Business Purposes                    Marine transportation, etc.
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Osamu Ono, Project General Manager,
   Person in Charge                     Accounting & Finance Division
--------------------------------------------------------------------------------
   Telephone Number                     052-603-6749
--------------------------------------------------------------------------------

     (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   72,765                       -                         -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          -       G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          -       H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          -       I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                  J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                  K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                  L
  Securities
----------------------------------------------------------------------------------------------------------------

           Total (shares)             M             72,765     N                 -       O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                  -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q             72,765
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        327,563,216
  (shares) (as of April 1, 2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.02
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.03
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
   Date     Kind of Stock, Etc.    Number    Acquisition / Disposal   Unit Price
--------------------------------------------------------------------------------
              Not applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)             -
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)     -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          -
   (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings
--------------------------------------------------------------------------------
Number       Name        Type of      Name of    Location  Purpose of   Amount
       (Name of Branch) Business  Representative           Borrowing  (JPY1,000)
--------------------------------------------------------------------------------
  1    Not applicable.
--------------------------------------------------------------------------------
  2
--------------------------------------------------------------------------------
  3
--------------------------------------------------------------------------------
  4
--------------------------------------------------------------------------------
  5
--------------------------------------------------------------------------------
  6
--------------------------------------------------------------------------------
  7
--------------------------------------------------------------------------------
  8
--------------------------------------------------------------------------------
  9
--------------------------------------------------------------------------------
  10
--------------------------------------------------------------------------------

II. Matters Regarding Submitter

   3. Submitter (Bulk Holder)/3 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Central Motor Wheel Co., Ltd.
--------------------------------------------------------------------------------
   Address or Location of Head          1-7, Maruta Ozaki-cho, Anjo city, Aichi
   Office                               prefecture
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                September 7, 1939
--------------------------------------------------------------------------------
   Name of Representative               Hiroo Kato
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
                                        Manufacture and sales of motor
   Business Purposes                    vehicles and other transportation
                                        machinery and apparatus, etc.
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Kouhei Sugisaka, General Manager,
   Person in Charge                     Finance & Accounting Division
--------------------------------------------------------------------------------
   Telephone Number                     0566-96-6170
--------------------------------------------------------------------------------

     (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   72,906                       -                         -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          -       G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          -       H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          -       I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                  J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                  K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                  L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M             72,906   N                   -       O                 -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which
  were Transferred through a
  Margin Transaction and which        P                  -
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q             72,906
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held

----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        327,563,216
  (shares) (as of April 1, 2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held by the Above-stated                            0.02
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held Stated in the Preceding                        0.03
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
   Date     Kind of Stock, Etc.     Number   Acquisition / Disposal   Unit Price
--------------------------------------------------------------------------------
 April 1,  Shares of common stock    270          Acquisition           Merger
  2006
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)               -
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)               -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)       -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                           -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition            -
   (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings
--------------------------------------------------------------------------------
Number       Name        Type of      Name of    Location  Purpose of   Amount
       (Name of Branch) Business  Representative           Borrowing  (JPY1,000)
--------------------------------------------------------------------------------
  1    Not applicable.
--------------------------------------------------------------------------------
  2
--------------------------------------------------------------------------------
  3
--------------------------------------------------------------------------------
  4
--------------------------------------------------------------------------------
  5
--------------------------------------------------------------------------------
  6
--------------------------------------------------------------------------------
  7
--------------------------------------------------------------------------------
  8
--------------------------------------------------------------------------------
  9
--------------------------------------------------------------------------------
  10
--------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   4. Submitter (Bulk Holder)/4 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Daihatsu Motor Co., Ltd.
--------------------------------------------------------------------------------
   Address or Location of Head          1-1, Daihatsu-cho, Ikeda City, Osaka
   Office                               Prefecture
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                March 1, 1907
--------------------------------------------------------------------------------
   Name of Representative               Teruyuki Minoura
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
                                        The manufacture, sale, leasing
   Business Purposes                    and repair of motor vehicles, industrial
                                        vehicles, other various vehicles, and
                                        parts thereof, etc.
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Shinya Takeda, General Manager of
   Person in Charge                     Finance Accounting Department, Finance
                                        Accounting and Cost Management Division
--------------------------------------------------------------------------------
   Telephone Number                     072-754-3063
--------------------------------------------------------------------------------

     (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10) [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   66,701                       -                         -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          -       G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          -       H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          -       I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                  J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                  K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                  L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M             66,701     N                 -       O                 -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which
  were Transferred through a
  Margin Transaction and which        P                  -
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q             66,701
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        327,563,216
  (shares) (as of April 1, 2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held by the Above-stated                            0.02
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held Stated in the Preceding                        0.02
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
   Date     Kind of Stock, Etc.    Number    Acquisition / Disposal   Unit Price
--------------------------------------------------------------------------------
              Not applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)             -
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)     -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          -
   (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings
--------------------------------------------------------------------------------
Number       Name         Type of      Name of    Location Purpose of   Amount
       (Name of Branch)  Business  Representative          Borrowing  (JPY1,000)
--------------------------------------------------------------------------------
  1    Not applicable.
--------------------------------------------------------------------------------
  2
--------------------------------------------------------------------------------
  3
--------------------------------------------------------------------------------
  4
--------------------------------------------------------------------------------
  5
--------------------------------------------------------------------------------
  6
--------------------------------------------------------------------------------
  7
--------------------------------------------------------------------------------
  8
--------------------------------------------------------------------------------
  9
--------------------------------------------------------------------------------
  10
--------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   3. Submitter (Bulk Holder)/5 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Hino Motors, Ltd.
--------------------------------------------------------------------------------
   Address or Location of Head          1-1, Hinodai 3-chome, Hino-shi, Tokyo
   Office
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                May 1, 1942
--------------------------------------------------------------------------------
   Name of Representative               Shoji Kondo
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
                                        The manufacture and sale of
   Business Purposes                    trucks and buses, development and design
                                        of products related thereto and other
                                        services, etc.
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Taketo Nakane, General Manager, Finance
   Person in Charge                     & Accounting Division.
--------------------------------------------------------------------------------
   Telephone Number                     042-586-5131
--------------------------------------------------------------------------------

     (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                  294,819                       -                         -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          -       G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          -       H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          -       I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                  J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                  K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                  L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M            294,819     N                 -       O                 -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which
  were Transferred through a
  Margin Transaction and which        P                  -
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q            294,819
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        327,563,216
  (shares) (as of April 1, 2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held by the Above-stated                            0.09
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held Stated in the Preceding                        0.10
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
   Date     Kind of Stock, Etc.    Number    Acquisition / Disposal   Unit Price
--------------------------------------------------------------------------------
              Not applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)             -
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)     -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          -
   (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings
--------------------------------------------------------------------------------
Number       Name        Type of      Name of    Location  Purpose of   Amount
       (Name of Branch) Business  Representative           Borrowing  (JPY1,000)
--------------------------------------------------------------------------------
  1    Not applicable.
--------------------------------------------------------------------------------
  2
--------------------------------------------------------------------------------
  3
--------------------------------------------------------------------------------
  4
--------------------------------------------------------------------------------
  5
--------------------------------------------------------------------------------
  6
--------------------------------------------------------------------------------
  7
--------------------------------------------------------------------------------
  8
--------------------------------------------------------------------------------
  9
--------------------------------------------------------------------------------
  10
--------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   5. Submitter (Bulk Holder)/6 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Kanto Auto Works, Ltd.
--------------------------------------------------------------------------------
   Address or Location of Head          Tauraminato-cho, Yokosuka City, Kanagawa
   Office                               Prefecture
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                April 25, 1946
--------------------------------------------------------------------------------
   Name of Representative               Zenji Yasuda
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
   Business Purposes                    Manufacture, sale and repair of motor
                                        vehicles and other transportation
                                        machinery apparatus, and parts thereof,
                                        etc.
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Takayuki Ogawa, General Manager, General
   Person in Charge                     Administration Division
--------------------------------------------------------------------------------
   Telephone Number                     046-862-2605
--------------------------------------------------------------------------------

     (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                  147,409                       -                         -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          -       G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          -       H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          -       I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                  J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                  K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                  L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M            147,409     N                 -       O                 -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                  -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q            147,409
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        327,563,216
  (shares) (as of April 1, 2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held by the Above-stated                            0.05
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held Stated in the Preceding                        0.05
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
   Date     Kind of Stock, Etc.    Number    Acquisition / Disposal   Unit Price
--------------------------------------------------------------------------------
              Not applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)             -
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)     -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          -
   (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings
--------------------------------------------------------------------------------
Number       Name        Type of      Name of    Location  Purpose of   Amount
       (Name of Branch) Business  Representative           Borrowing  (JPY1,000)
--------------------------------------------------------------------------------
  1    Not applicable.
--------------------------------------------------------------------------------
  2
--------------------------------------------------------------------------------
  3
--------------------------------------------------------------------------------
  4
--------------------------------------------------------------------------------
  5
--------------------------------------------------------------------------------
  6
--------------------------------------------------------------------------------
  7
--------------------------------------------------------------------------------
  8
--------------------------------------------------------------------------------
  9
--------------------------------------------------------------------------------
  10
--------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   6. Submitter (Bulk Holder)/7 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Auto Body Co., Ltd.
--------------------------------------------------------------------------------
   Address or Location of Head          100, Kanayama, Ichiriyama-cho,
   Office                               Kariya City, Aichi Prefecture
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                August 31, 1945
--------------------------------------------------------------------------------
   Name of Representative               Toshio Mizushima
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
   Business Purposes                    Manufacture and sale of auto bodies
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Hitoshi Yokoyama, General Manager
   Person in Charge                     Accounting Division
--------------------------------------------------------------------------------
   Telephone Number                     0566-36-2121
--------------------------------------------------------------------------------

     (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                  308,826                       -                         -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          -       G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          -       H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          -       I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                  J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                  K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                  L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M            308,826     N                 -       O                 -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which
  were Transferred through a
  Margin Transaction and which        P                  -
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q            308,826
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        327,563,216
  (shares) (as of April 1, 2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held by the Above-stated Submitter                  0.09
  (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held Stated in the Preceding Report                 0.11
  (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
   Date     Kind of Stock, Etc.    Number    Acquisition / Disposal   Unit Price
--------------------------------------------------------------------------------
              Not applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)             -
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)     -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          -
   (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings
--------------------------------------------------------------------------------
Number       Name        Type of      Name of    Location  Purpose of   Amount
       (Name of Branch) Business  Representative           Borrowing  (JPY1,000)
--------------------------------------------------------------------------------
  1    Not applicable.
--------------------------------------------------------------------------------
  2
--------------------------------------------------------------------------------
  3
--------------------------------------------------------------------------------
  4
--------------------------------------------------------------------------------
  5
--------------------------------------------------------------------------------
  6
--------------------------------------------------------------------------------
  7
--------------------------------------------------------------------------------
  8
--------------------------------------------------------------------------------
  9
--------------------------------------------------------------------------------
  10
--------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   6. Submitter (Bulk Holder)/8 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Horie Metal Co., Ltd.
--------------------------------------------------------------------------------
   Address or Location of Head          2-26 Konosu-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                July 7, 1942
--------------------------------------------------------------------------------
   Name of Representative               Taketo Matoba
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
   Business Purposes                    Manufacture, sale and design of
                                        auto-parts, etc.
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Takeshi Ogasawara  Accounting Dept.
   Person in Charge                     Assistant General Manager
--------------------------------------------------------------------------------
   Telephone Number                     0565-29-8519
--------------------------------------------------------------------------------

     (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   25,467                       -                         -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          -       G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          -       H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          -       I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                  J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                  K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                  L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M             25,467     N                 -       O                 -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which
  were Transferred through a
  Margin Transaction and which        P                  -
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q             25,467
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        327,563,216
  (shares) (as of April 1, 2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held by the Above-stated                            0.01
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held Stated in the Preceding                        0.01
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
   Date     Kind of Stock, Etc.    Number    Acquisition / Disposal   Unit Price
--------------------------------------------------------------------------------
              Not applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)

--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)             -
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)     -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          -
   (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings
--------------------------------------------------------------------------------
Number       Name        Type of      Name of    Location  Purpose of   Amount
       (Name of Branch) Business  Representative           Borrowing  (JPY1,000)
--------------------------------------------------------------------------------
  1    Not applicable.
--------------------------------------------------------------------------------
  2
--------------------------------------------------------------------------------
  3
--------------------------------------------------------------------------------
  4
--------------------------------------------------------------------------------
  5
--------------------------------------------------------------------------------
  6
--------------------------------------------------------------------------------
  7
--------------------------------------------------------------------------------
  8
--------------------------------------------------------------------------------
  9
--------------------------------------------------------------------------------
  10
--------------------------------------------------------------------------------

IV. Summary List Regarding Submitter and Joint Holders

 1. Submitter and Joint Holders (18)

    Toyota Motor Corporation
    Toyofuji Shipping Co.,Ltd.
    Central Motor Wheel Co.,Ltd.
    Daihatsu Motor Co., Ltd.
    Hino Motors, Ltd.
    Kanto Auto Works, Ltd.
    Toyota Auto Body Co., Ltd.
    Horie Metal Co., Ltd.

 2. Breakdown of Stock, Etc. Held by Submitter and Joint Holders (19)
   (1) Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                          Main Text of Article      Article 27-23,          Article 27-23,
                                           27-23, Paragraph 3     Paragraph 3, Item 1    Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                               71,967,832                       -                         -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                       A                                      -       G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition        B                                      -       H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights     C                                      -       I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to            D                                              J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts       E                                              K
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject             F                                              L
  Securities
----------------------------------------------------------------------------------------------------------------
             Total (shares)               M     71,967,832       N               -       O                 -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which were
  Transferred through a Margin            P              -
  Transaction and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held             Q     71,967,832
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                             R              -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares           S    327,563,216
  (shares) (as of April 1, 2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held by
  the Above-stated Submitter (%)                     21.97
  ( Q/(R+S)x100 )
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held                    23.34
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------------